Mail Stop 4561

February 12, 2007

Stuart Turk, President
On the Go Healthcare, Inc.
85 Corstate Avenue, Unit #1
Concord, Ontario
Canada L4K 4Y2

> **RE:** **On the Go Healthcare, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on January 16, 2007**
> **Commission File No. 333-140005**

Dear Mr. Turk:

We have limited our review of your filing to the matters addressed by the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the Infinity Technologies, Inc. results are included within your audited financial statements beginning from July 1, 2005, or for a period of just over one fiscal year and the subsequent interim period. Please explain to us why your registration statement does not include audited financial statements for

Infinity covering your two most recently completed fiscal years in their entirety. Refer to Item 310(c) of Regulation S-B.

2. We note that you seek to register the resale of 22,913,734 shares issuable upon conversion of Series A preferred stock held Mr. Turk. We also note that this far exceeds your outstanding securities by non-affiliates, which, according to the Form 10-KSB filed on October 30, 2006, is 740,179. Please advise the staff of the company's basis for determining that the resale offering to be conducted on behalf of Mr. Turk is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

3. We note that you have outstanding registration statements. In the interest of simplified disclosure, please consider the application of Rule 429 under the Securities Act. In this regard, you may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offerings. Absent the use of Rule 429, please revise your prospectus cover page to reference your concurrent offerings.

Prospectus Cover Page

4. The information set forth in Item 501(a)(1) should appear on the prospectus cover page. Currently, this information appears on the inside facing page. Please relocate the disclosure as appropriate.

Prospectus Summary, page 5

5. In the table on page 6, you state that the "shares of common stock potentially issuable pursuant to the equity line of credit" is 1,500,000. However, footnote (3) states that you may issue more or less than that number of shares under the equity line; and it appears there is no limit on the number of shares issuable under the equity line of credit. Revise the tabular header so that the amount in the table is described as the amount being registered, as opposed to an amount that is potentially issuable. The footnote should continue to state that there is no limit on the number of shares issuable under the equity line, and that a subsequent filing will be required if the amount exceeds the registered amount.

Selling Security Holders, page 14

6. Revise the introductory paragraph to clarify that the doneees, pledgees, transferees and other successors in interest that you reference are holders who acquire the shares in transfers that take place after the effective date of the prospectus.

7. Provide a footnote that describes the effect of the issuances associated with the completion of this offering on the "Percentage Owned After Offering" column. In particular, investors should understand the impact of the issuances of the shares covered by this registration statement on the post-offering percentages held by the selling shareholders. Provide this information by footnote or in another appropriate manner.

8. Ensure that the disclosure concerning the selling shareholders and the plan of distribution for the shares offered by them includes a materially complete discussion of the transactions and arrangements with each selling shareholder during the past three years. The response to this comment should include a description of the material terms of the issuances of securities to each selling security holder during this period, as well as a discussion of other material agreements and arrangements, whether performed in full or ongoing as of the date of the prospectus. Among other matters, the equity line arrangement with Dutchess should be described in reasonable detail, and prior financing arrangements with Dutchess should be similarly described.

9. Additionally, with respect to Dutchess, provide appropriate background regarding the role that entity has played in the company's financing, historically. Discuss when and how the business arrangements between Dutchess and On the Go Healthcare began. Explain the terms of the material agreements that were entered into and provide background concerning the terms of each financing transaction, including the number of shares outstanding and stock price at the time each financing arrangement was entered into. It may be appropriate to provide this information in a table, which is supplemented with text that describes the material terms of the agreements. Ensure that the benefits that were realized by Dutchess in performing the agreements are discussed in appropriate detail. For example, the market price at the time of the acquisition and any discount realized by Dutchess in acquiring shares in each prior transaction should be provided. Any benefits to Dutchess resulting from its participation in any prior transactions in addition to discounts from the market prices also should be described.

10. With respect to the shares being registered on behalf of Mr. Turk, we note the lock-up agreement, which prohibits the sale of approximately 22,930,067 shares of common stock until July 31, 2007. If Mr. Turks's shares are locked-up until August 2007, please clarify why, at this time, you registering a secondary offering on behalf of him and Cellular Connection. Also, with a view toward disclosure, provide us with a materially complete description of the parties to and the terms of the lock-up agreement(s). Finally, we believe the agreement should be filed as an exhibit pursuant to paragraph (b)(10)(i)(A) of Item 601 of Regulation S-B.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

11. According to the Rule 424(b)(3) filing made on September 11, 2006 relating to Commission File No. 333-135212, the company had 1,076,735 shares outstanding as of August 21, 2006. The current filing indicates that as of December 20, 2006, the company had 5,976,779 shares outstanding. Your Item 26 disclosure sets forth sales of unregistered securities through July 28, 2006. How did you calculate your outstanding shares as of December 21, 2006? If there were additional sales of unregistered securities that took place between September 2006 and January 27, this should be reflected in your Item 26 disclosure.

Undertakings

12. It is not necessary to provide all of the undertakings contain in Item 512(g). If you intend to rely on Rule 430C, please provide the undertaking contained in Item 512(g)(2). If you intend to rely on Rule 430B, please provide the undertaking contained in Item 512(g)(1). Revise as appropriate.

Exhibit 10.14

13. We note that the closing of the purchase by the Investor of Shares shall occur on the date which is no later than seven trading days following the applicable Put Notice Date. See Section 2(G). Given that this condition is in excess of five business days, it therefore appears to allow for an exceptionally broad range of discretion on the part of the investor such that we are not clear as to how Section 2(G) fits within our guidance regarding the requirement that an investor be irrevocably bound to purchase the securities. Please advise us in this regard.

Form 10-KSB

Item 8A.   Controls and Procedures

Changes in Internal Controls Over Financial Reporting

14. We note your disclosure that "there were no changes in our internal control over financial reporting that occurred during *our last fiscal year* . . . ." (emphasis supplied). Revise to disclose any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting. See Item 308(c) of Regulation S-B.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Amy Trombly, Esq.
         by facsimile: 617-243-0066